WHEREAS, the Trust (including each series of shares thereunder) is named as an insured under the Investment Company Bond ("Bond"), having an aggregate coverage of $175,000, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act;

WHEREAS, the Board wishes to extend the term of the Bond until July 1, 2019;

NOW, THEREFORE, BE IT RESOLVED, that the extension of the Bond and the premium for such extension of $300 is approved by a majority of the Independent Trustees, taking all relevant factors into consideration; and it was further

RESOLVED, that any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and it was further

RESOLVED, that the officers of the Trust are authorized and directed to file copies of the endorsement to the Bond extending the term until July 1, 2019, with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder.

Bond No.   FS 0482915 06 01
Effective Date of Change   04/19/2018

BOND CHANGES

NAMED INSURED AND ADDRESS:	Gator Series Trust 100 S. Ashley Dr. Ste 895 Tampa, FL 33602

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** R-T Specialty LLC 330 W Newberry Rd Bloomfield, CT 06002

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 04/19/2018   To   07/01/2019
                         12:01 A.M. Standard Time at the address of the Named Insured

Expiration is extended to 07/01/2019 for an additional premium of $300.

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted: